June 16, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Generex Biotechnology Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on June 2, 2015
File No. 000-25169

Dear Mr. Riedler:

We are in receipt of your comment letter dated June 11, 2015 regarding the above referenced filing. As requested in your letter, we have provided a response to the question raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

1.	We note your statements in Proposal 4 that you have not entered into any agreements or arrangements to issue any of the new shares to be authorized and that you have “no immediate plans to use large numbers of shares to fund any financing, acquisition, strategic venture or capital project . . .” To minimize the possibility of any ambiguity, please provide proposed disclosure to be included in your definitive proxy statement disclosing whether you have any current plans to issue any of the newly authorized shares that will be available if Proposal 4 is approved. If you have any such plans, please revise your disclosure as applicable.

RESPONSE:   In response to the staff’s comment, we will amend the text appearing under the heading “Does the Company plan on issuing additional shares?” in Proposal 4 to provide as follows:

As of the date of this proxy statement, except for the shares reserved for issuance as described above, we have not entered into any agreement or arrangement pursuant to which we would issue any of the shares for which approval is sought.

Given our current cash position, we expect we will be required to raise additional capital and we are actively exploring various alternatives to do so. Our current authorized common stock may be sufficient for us to raise the capital we will need in the near future, but the Restated Certificate of Incorporation would give us greater flexibility to raise larger amounts or to conduct additional rounds of capital raising as we need the funds.

If the stockholders approve this proposed amendment to the Restated Certificate of Incorporation, our Board of Directors does not intend to solicit further stockholder approval prior to the issuance of any additional shares of common stock, except as may be required by applicable law or otherwise deemed advisable by the Board of Directors.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact our outside counsel, Gary A. Miller, at 215-851-8472 or gmiller@eckertseamans.com.

Sincerely,

GENEREX BIOTECHNOLOGY CORPORATION

/s/ Mark A. Fletcher

Mark A. Fletcher

President and Chief Executive Officer